Exhibit 99

1 Q1 2020 Results Call May 7, 2020

Forward Looking Statements 2 Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to, statements relating to : the expected timing of the resumption and ramp up of production in various regions ; our actions in response to the COVID - 19 (Coronavirus) pandemic, including with respect to : resumption of production ; employee health and safety ; actions to maintain liquidity, including suspension of share repurchases for cancellation ; reductions or freezing of capital and other expenditures ; and decremental margin expectations for the remainder of the year . Forward - looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines, including as a result of the COVID - 19 (coronavirus) pandemic; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 (Coronavirus) pandemic; • OEM consolidation; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • COVID - 19 (Coronavirus) shutdowns; • supply disruptions, including as a result of the COVID - 19 (coronavirus) pandemic; • climate change risks; • attraction/retention of skilled labour; IT Security/Cybersecurity Risk • IT/Cybersecurity breach; • Product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense (income), net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures” 3

Magna’s Response to COVID - 19 Health and Safety of Employees is Our #1 Priority • Developed protocols, assessment tools, and guidance documents – Disseminated health screening tools – Isolation and contact tracing guidelines – Decontamination procedures • Installed PPE and supplied personal protective gear to employees • Working with public health authorities – Sharing best practices – Established Smart Start Playbook 4

Magna’s Response to COVID - 19 (cont.) Health and Safety of Employees is Our #1 Priority • Minimizing the impact on our employees – Maintaining benefits coverage throughout layoffs – Maximizing days at full compensation by utilizing vacation days – Engaging emergency wage protection programs and providing top - up payments – Providing regular communications with respect to company programs for physical and mental health 5

Magna’s Response to COVID - 19 (cont.) Experienced Senior Management Team • Highly coordinated response • Multiple workstreams formed across disciplines and geographies • Entrepreneurial culture drives an ownership mentality • Flexing our cost structure while continuing to support our customers • Executive management able to focus on long - term vision for Magna 6

Magna’s Response to COVID - 19 (cont.) Supporting Fight Against COVID - 19 • A number of our facilities producing masks, face shields, gowns, and ventilator components • Donating PPE to hospitals, meals to health care workers, and hygiene kits to shelters 7

Confident in Long - Term Position • Our value creation framework is intact – Entrepreneurial culture – Leading market positions – Global capabilities • Continue to invest for the future – New program launches – R&D • Industry trends largely unchanged – Magna well positioned as highlighted at Investor Day 8

PACE Award for Composite Liftgate • Lightweight solution debuted on the 2020 Toyota Supra • Space frame reinforcement solution enables 10% mass reduction and is first application in the automotive industry • Expect significant growth in liftgates going forward 9

Restart of Production • China – OEMs have restarted production – Vehicle sales continue to improve – We are now fully operational in our facilities – Lessons learned being shared globally • Europe – OEMs in the process of restarting • North America – Planning on restarts this month – Mexico could be a risk • Expecting a slow ramp in production in Europe and North America • Not seeing significant program delays 10

Restart of Production (cont.) • Close cooperation with customers, suppliers, local governments, and our employees • Smart Start Playbook provides a framework for restarting our facilities • Working closely with our supply chain 11

Restart of Production (cont.) • G - Class assembly line in Graz among the first in Europe to successfully restart complete vehicle production 12

Vehicle Production in Q1 - 2020 (Including Impact of COVID - 19) Region YOY Change in Production North America - 13% Europe - 19% China - 44% Global - 27% Estimated COVID - 19 Impact on Magna’s 1Q20 Results: Total Sales ~$1.1 billion EBIT 1 ~$250 million 13 1 EBIT impact includes ~$30 million mainly associated with top - up payments to employees

Q1 2020 Consolidated Sales Performance 14 Key Factors: • Production and assembly volumes, including COVID - 19 ( - ) • Divestitures, net of acquisitions ( - ) • Foreign exchange translation ( - ) • End of certain programs ( - ) • Net customer price concessions ( - ) • Launch of new programs (+) $ BILLIONS Q1 2019 Q1 2020 - 18% 10.6 8.7 ORGANIC - 14%

Q1 2020 Adjusted EBIT and Equity Income

ADJUSTED EBIT MARGIN %

-210BP


6.8
4.7

KEY FACTORS

- COVID-19 ~200BP (-)
- Lower tooling contribution (-)
- Operational underperformance at a BES facility (-)
- Divestiture of FP&C (-)
- Lower incentive compensation and profit sharing (+)
- Favourable engineering resolution in CV (+)
- Favourable MB G-Class mix (+)

ADJUSTED EBIT

($ Millions)

-44%


720
403

EQUITY INCOME

($ Millions)

-5


35
30

■ Q1 2019 ■ Q1 2020

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Q1 2020 Financial Highlights 16 1 950 basis points of the increase in our adjusted effective tax rate is a result of tax on foreign exchange gains reported for Me xican tax purposes but not for US GAAP. This item negatively impacted our adjusted diluted EPS by approximately $0.12. Q1 2019 Q1 2020 ADJUSTED DILUTED EPS - $0.77 $1.63 $0.86 Q1 2019 Q1 2020 ADJUSTED EFFECTIVE TAX RATE 23.7% 34.7% Q1 2019 Q1 2020 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA - $270 Million $531M $261M 1 1

Q1 2020 Cash Flow 17 $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 615 Changes in Non - Cash Operating Assets & Liabilities $ 24 $ 639 Investment Activities Fixed Assets $ (203) Investments, Other Assets & Intangibles $ (93) $ (296) Proceeds from Disposition and Other $ 23 Free Cash Flow $ 366 Investment in Waymo $ (100) Acquisition $ (7)

Return of Capital to Shareholders 18 Common Shares Repurchased 1 in Q1 4.8M $ to Repurchase 1 Shares in Q1 $ 192M Dividends Paid $ 121M Total Q1 Return to Shareholders $ 313M 1 Shares repurchased for cancellation

Liquidity Position 19 $ MILLIONS UNLESS OTHERWISE NOTED Available Operating & Term Lines of Credit $3,072 Cash & Cash Equivalents $1,146 Total Available Liquidity (3/31/20) $4,218 Increase in Short Term Revolver (4/13/20) 1 $700 Pro - forma Total Available Liquidity ~$4.9 Billion 1 We amended our 364 - day syndicated revolving credit facility, including to increase the size of the facility from US$300 million to US$1.0 billion and extend its maturity date to April 12, 2021, from June 2020. Also Recently Filed $2B Shelf Prospectus

Adjusted Debt to Adjusted EBITDA Calculation 20 $ MILLIONS Q1 2020 LTM EBITDA $ 3,588 Lease Adjustment $ 316 Other $ (10) Adjusted EBITDA $ 3,894 Debt per Balance Sheet $ 3,114 Lease Liability per Balance Sheet $ 1,804 Other $ 237 Adjusted Debt $ 5,155 Adjusted Debt / Adjusted EBITDA 1.32x

Capital Allocation Update • Continue to invest in our business – Support organic growth – R&D – M&A • Board approved Q1 2020 dividend of $0.40 per share • Given ongoing uncertainty we stopped share repurchases 21

2020 Considerations • Withdrew our Outlook given business uncertainty • Decremental margin in the low 20% range for balance of the year is reasonable – Various puts and takes can impact decrementals, including Q2 top - up payments • Working capital expected to be a use of cash as sales increase sequentially • Reasonable to assume we can reduce capital for 2020 by 10 - 15% 22

Q1 2020 RESULTS Q&A 23

Q1 2020 RESULTS APPENDIX 24

Estimated COVID-19 Q1-2020 Impact by Segment[1]

MAGNA

$ MILLIONS

Segment	Estimated Sales Impact	Estimated Margin Impact
Body Exteriors and Structures	$ 425	~200-250BP
Power & Vision	$ 300	~200-250BP
Seating	$ 150	~200-250BP
Complete Vehicles	$ 225	~25-50BP
Magna	**$ 1,100**	**~200BP**

[1] It is difficult to determine with a high degree of accuracy the value of sales lost as well as the impact to EBIT specifically as a result of the temporary suspension of production at OEM plants brought on by COVID-19. However, based on our expectations prior to the production suspensions compared to final production levels for the first quarter, we estimate such lost sales to have been approximately $1.1 billion and that Adjusted EBIT was negatively impacted by approximately $250 million.

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Sales Performance vs Market 26 Q1 2020 vs Q1 2019 Reported Organic 1 Unweighted Performance vs Global Production Weighted Performance vs Global Production Body Exteriors & Structures (15%) (14%) 13% 2% Power & Vision (18%) (5%) 22% 11% Seating (12%) (13%) 14% 3% Complete Vehicles (31%) (29%) (2%) (13%) TOTAL SALES (18%) (14%) 13% 2% Unweighted Production Growth (27%) Weighted Production Growth 2 (16%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production

Q1 2020 Segment Sales 27 • Global light vehicle production including the impact of the COVID - 19 pandemic ( - ) • End of production of certain programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • GMC Sierra and Chevrolet Silverado • Ford Explorer and Lincoln Aviator • Jeep Gladiator • Chevrolet Blazer and Cadillac XT6 BODY EXTERIORS & STRUCTURES $ BILLIONS Q1 2019 Q1 2020 - 15% 4.3 3.7 ORGANIC - 14%

Q1 2020 Segment Adjusted EBIT Margin % 28 • COVID - 19 pandemic ( - ) • Lower tooling contribution ( - ) • Operational underperformance at a facility ( - ) • Lower scrap steel and aluminum recoveries partially offset by lower commodity costs( - ) • Higher foreign exchange gains (+) • Lower launch costs (+) • Inefficiencies at plants in Q1’19 that have since closed (+) • Lower employee profit sharing (+) BODY EXTERIORS & STRUCTURES Q1 2019 Q1 2020 - 300 BP 8.4% 5.4%

Q1 2020 Segment Sales 29 • Global light vehicle production including the impact of the COVID - 19 pandemic ( - ) • Divestiture of FP&C ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • Mercedes - Benz CLA and CLA Shooting Brake • GMC Sierra & Chevrolet Silverado • Renault Captur • Mercedes - Benz GLB POWER & VISION $ BILLIONS Q1 2019 Q1 2020 - 18% 3.1 2.5 ORGANIC - 5%

Q1 2020 Segment Adjusted EBIT Margin % 30 • COVID - 19 pandemic ( - ) • Divestiture of FP&C ( - ) • Higher foreign exchange gains (+) • Lower labour and benefit costs (+) • Lower commodity costs (+) • Higher net favourable commercial items (+) POWER & VISION Q1 2019 Q1 2020 - 160 BP 7.0% 5.4%

Q1 2020 Segment Sales 31 • Global light vehicle production including the impact of the COVID - 19 pandemic ( - ) • End of production of certain programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • Acquisition of Viza (+) • New program launches (+) Significant New Launches: • BMW 1 - series • BMW X6 • Skoda Kamiq • BMW 2 - series SEATING $ BILLIONS Q1 2019 Q1 2020 1.4 1.3 - 12 % ORGANIC - 13%

Q1 2020 Segment Adjusted EBIT Margin % 32 • COVID - 19 pandemic ( - ) • Higher launch costs ( - ) • Operational underperformance at a facility ( - ) • Gain on sale of assets during Q1’19 ( - ) • Lower equity income ( - ) • Foreign exchange gains (+) SEATING Q1 2019 Q1 2020 - 340 BP 6.6% 3.2%

Q1 2020 Complete Vehicles 33 - 33 % ASSEMBLY VOLUMES (Thousands of units) 45.9 30.9 - 31 % SALES ($ Billions) 1.9 1.3 + 22 ADJUSTED EBIT ($ Millions) 28 50 ADJUSTED EBIT MARGIN % 1.5 3.8  Q1 2019  Q1 2020 + 230 BP

Segment Impact on Adjusted EBIT % of Sales 34 Q1 2020 vs Q1 2019 $ MILLIONS Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales First Quarter of 2019 $ 10,591 $ 720 6.8% Increase (Decrease) Related to: Body Exteriors & Structures $ (632) $ (164) (1.4%) Power & Vision $ (560) $ (81) (0.5%) Seating Systems $ (172) $ (54) (0.5%) Complete Vehicles $ (607) $ 22 0.8% Corporate and Other $ 37 $ (40) (0.5%) First Quarter of 2020 $ 8,657 $ 403 4.7%

Q1 2019 Reconciliation of Reported Results 35 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Expense (Income) Excluding Other (Income) Income Before Income Taxes $ 1,368 $ (679) $ 689 % of Sales 12.9% 6.5% Income Taxes $ 267 $ 104 $ 163 % of Pretax 19.5% 23.7% Income Attributable to Non - Controlling Interests $ 5 $ - $ 5 Net Income Attributable to Magna $ 1,106 $ (575) $ 531 Earnings Per Share $ 3.39 $ (1.76) $ 1.63

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